Morgan Stanley Equally-Weighted S&P 500 Fund

522 Fifth Avenue

New York, NY 10036

October 28, 2009

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:      Larry Greene, Division of Investment Management

Mail Stop 0505

Re:          Morgan Stanley Equally-Weighted S&P 500 Fund

(File Nos. 33-14629; 811-5181)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for Morgan Stanley Equally-Weighted S&P 500 Fund (the “Fund”) filed with the Securities and Exchange Commission (the “Commission”) on August 27, 2009 incorporating changes to the Prospectus and Statement of Additional Information in compliance with changes to Form N-1A that came into effect in February 2009.  Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Post-Effective Amendment No. 29 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about October 28, 2009.

GENERAL COMMENTS TO FORM N-1A

Comment 1.         Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1.          This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filings.

Comment 2.         Please include the “Acquired Fund Fees and Expenses” line item in the Fees and Expenses table, if appropriate.

Response 2.          This line item is not applicable to the Fund at this time.

Comment 3.         Pursuant to General Instruction C. 3.(b) of Form N-1A, the information required by Items 2 through 8 of Form N-1A may not include disclosure other than that required or permitted by those Items.  Please ensure that the footnotes following the Fees and Expenses table are required or permitted by Form N-1A.  Any such footnotes not required or permitted by Form N-1A should be deleted.

Response 3.  The footnotes to the Fees and Expenses table that are not required or permitted by Form N-1A have been deleted.  We have retained the footnotes to the Average Annual Total Return table that describe the Fund’s benchmarks as we believe that these footnotes provide investors with data necessary to assess the performance of the benchmarks against the performance of the Fund.

Comment 4.         Please supplementally provide the limit on the Fund’s investments in derivatives.

Response 4.  The Adviser’s current operating policy is that it may invest up to a notional amount of 15% of the Fund’s assets in each of futures and swaps.

Comment 5.         Please confirm that the disclosure contained in the section entitled “Fund Summary—Purchase and Sale of Fund Shares” complies with Form N-1A.

Response 5.  The disclosure in the section for the Fund entitled “Fund Summary—Purchase and Sale of Fund Shares” has been revised to more fully comply with Form N-1A.

As you have requested and consistent with Commission Release 2004-89, the Fund hereby acknowledges that:

•                                          the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 296-6989 (tel) or (646) 290-2042 (fax).  Thank you.

Best regards,

/s/ Sheri Schreck

Sheri Schreck